SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934

SMART BALANCE, INC.
(Name of Subject Company (Issuer))

SMART BALANCE, INC.
(Names of Filing Persons (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

83169Y108
(CUSIP Number of Class of Securities – Underlying Common Stock)

Norman J. Matar, Esq.
Executive Vice President & General Counsel
Smart Balance, Inc.
115 West Century Road, Suite 260
Paramus, New Jersey 07652
(201) 568-9300
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Philip Richter, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004-1980
(212) 859-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,988,523	$347

*
Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 2,597,500 shares of the issuer’s common stock and have an aggregate value of $2,988,523 as of February 15, 2010, calculated based on a Black-Scholes option pricing model with respect to surrendered time-vested options and a Monte-Carlo simulation model with respect to the surrendered price-vested performance options.

**
The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.10 per $1,000,000 of the aggregate amount of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form of Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.

The information set forth under Summary Term Sheet—Questions and Answers in the Offer to Exchange Certain Stock Options for Replacement Options, dated February 18, 2011 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)	Name and Address.

Smart Balance, Inc., a Delaware corporation (the “Company”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 115 West Century Road, Suite 260, Paramus, New Jersey 07652, and the telephone number at that address is (201) 421-3900.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain current employees of the Company and its subsidiary (other than directors and executive officers of the Company), subject to specified conditions, to exchange all of their eligible outstanding options to purchase shares of the Company’s common stock, par value $0.0001 per share. A stock option will be eligible for exchange and referred to herein as an “Eligible Option” if it was granted on or prior to December 30, 2008, has an exercise price per share greater than or equal to $6.90 and was granted under the Second Amended and Restated Smart Balance, Inc. Stock and Awards Plan (the “Stock Plan”) or the Amended and Restated Smart Balance, Inc. Inducement Award Plan (the “Inducement Plan”). Employees surrendering Eligible Options will receive in exchange replacement stock options (the “Replacement Options”) to be granted under the Stock Plan.

The Company is making the offer to all employees (other than its directors and executive officers) who hold Eligible Options and, as of the date the offer commences, are actively employed by the Company or its subsidiary. These employees are collectively referred to as the “Eligible Employees.” To remain eligible to surrender Eligible Options for exchange, and receive Replacement Options, the Eligible Employees must be employed by the Company or its subsidiary on the date the exchange offer commences and remain employed through the date the exchange offer expires. The Eligible Employee also must be eligible to participate in the Stock Plan.

The actual number of stock options to be exchanged in the offer will depend on the number of Eligible Options surrendered by Eligible Employees and accepted for exchange. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying election form and withdrawal form, attached hereto as Exhibit (a)(1)(E) and Exhibit (a)(1)(H) respectively.

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, Risk Factors, and The Exchange Offer: Section 1, Eligible Options; Eligible Employees; Expiration Date;  Section 5, Acceptance of Eligible Options; Replacement Options; Section 7, Price Range of Our Common Stock; and Section 8, Source and Amount of Consideration; Terms of Replacement Options, is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 7, Price Range of Our Common Stock, is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

The information set forth under Item 2(a) above and in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference. The Company is both the filing person and the issuer.

ITEM 4. TERMS OF THE TRANSACTION.

(a)	Material Terms.

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, and The Exchange Offer: Section 1, Eligible Options; Eligible Employees; Expiration Date; Section 3, Procedures for Surrendering Eligible Options; Section 4, Withdrawal Rights; Section 5, Acceptance of Eligible Options; Replacement Options; Section 6, Conditions of the Exchange Offer; Section 8, Source and Amount of Consideration; Terms of Replacement Options; Section 9, Information Concerning Us; Financial Information; Section 11, Status of Eligible Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer; Section 12, Legal Matters; Regulatory Approvals; Section 13, Material U.S. Federal Income Tax Consequences; and Section 14, Extension of the Exchange Offer; Termination; Amendment, is incorporated herein by reference.

(b)	Purchases.

Members of the Company’s board of directors and executive officers are not eligible to participate in the offer. The information set forth in the Offer to Exchange under The Exchange Offer: Section 3, Procedures for Surrendering Eligible Options; and Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference. See also the Stock Plan and the Inducement Plan attached hereto as Exhibits (d)(1) and (d)(2).

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 2, Purpose of the Exchange Offer, is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 5, Acceptance of Eligible Options; Replacement Options; and Section 11, Status of Eligible Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer, is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 2, Purpose of the Exchange Offer, is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 8, Source and Amount of Consideration; Terms of Replacement Options; and Section 15, Fees and Expenses, is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 6, Conditions of the Exchange Offer, is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a)	Financial Information.

The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, Part I, Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 and the financial information contained in the Offer to Exchange under The Exchange Offer: Section 9, Information Concerning Us; Financial Information; and Section 16, Additional Information, is incorporated herein by reference.

(b)	Pro Forma Information.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)
Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Risk Factors, The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, and The Exchange Offer: Section 12, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

ITEM 12. EXHIBITS.
Exhibit No.	Document
(a)(1)(A)	Offer to Exchange Certain Stock Options for Replacement Options, dated February 18, 2011
(a)(1)(B)	Form of Cover Letter from Stephen B. Hughes to Eligible Employees, dated February 18, 2011
(a)(1)(C)	Email from Stephen B. Hughes to all Employees, dated February 18, 2011, Announcing Commencement of Option Exchange Program
(a)(1)(D)	Form of Employee Presentation
(a)(1)(E)	Form of Election Form
(a)(1)(F)	Form of Communication to Eligible Employee Confirming Receipt of Election Form
(a)(1)(G)	Form of Communication to Eligible Employee Rejecting Election Form
(a)(1)(H)	Form of Withdrawal Form
(a)(1)(I)	Form of Communication to Eligible Employee Confirming Receipt of Withdrawal Form
(a)(1)(J)	Form of Communication to Eligible Employee Rejecting Withdrawal Form
(a)(1)(K)	Form of Reminder Communication to Eligible Employees Regarding Expiration Date
(a)(1)(L)
Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (filed with the Securities and Exchange Commission on March 10, 2010 (SEC File No. 001-33595) and incorporated herein by reference)

(a)(1)(M)
Quarterly Report on Form 10-K for the fiscal quarter ended September 30, 2010 (filed with the Securities and Exchange Commission on November 4, 2010 (SEC File No. 001-33595) and incorporated herein by reference)

(d)(1)	Second Amended and Restated Smart Balance, Inc. Stock and Awards Plan, as amended
(d)(2)	Amended and Restated Smart Balance, Inc. Inducement Award Plan, as amended

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SMART BALANCE, INC.

By:	/s/ Stephen B. Hughes
Stephen B. Hughes
Chairman and Chief Executive Officer

Date: February 18, 2011

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)	Offer to Exchange Certain Stock Options for Replacement Options, dated February 18, 2011
(a)(1)(B)	Form of Cover Letter from Stephen B. Hughes to Eligible Employees, dated February 18, 2011
(a)(1)(C)	Email from Stephen B. Hughes to all Employees, dated February 18, 2011, Announcing Commencement of Option Exchange Program
(a)(1)(D)	Form of Employee Presentation
(a)(1)(E)	Form of Election Form
(a)(1)(F)	Form of Communication to Eligible Employee Confirming Receipt of Election Form
(a)(1)(G)	Form of Communication to Eligible Employee Rejecting Election Form
(a)(1)(H)	Form of Withdrawal Form
(a)(1)(I)	Form of Communication to Eligible Employee Confirming Receipt of Withdrawal Form
(a)(1)(J)	Form of Communication to Eligible Employee Rejecting Withdrawal Form
(a)(1)(K)	Form of Reminder Communication to Eligible Employees Regarding Expiration Date
(a)(1)(L)
Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (filed with the Securities and Exchange Commission on March 10, 2010 (SEC File No. 001-33595) and incorporated herein by reference)

(a)(1)(M)
Quarterly Report on Form 10-K for the fiscal quarter ended September 30, 2010 (filed with the Securities and Exchange Commission on November 4, 2010 (SEC File No. 001-33595) and incorporated herein by reference)

(d)(1)	Second Amended and Restated Smart Balance, Inc. Stock and Awards Plan, as amended
(d)(2)	Amended and Restated Smart Balance, Inc. Inducement Award Plan, as amended